FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2012

POSTMEDIA NETWORK CANADA CORP.
(Translation of registrant’s name into English)

1450 Don Mills Road, Don Mills, Ontario M3B 2X7 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                      __X__                                                  Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____          No           __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Item 2.02  Results of Operations and Financial Condition.
On April 12, 2012, Postmedia Network Canada Corp. (the “registrant”) issued a press release announcing its results of operations and financial condition as of and for the period ended February 29, 2012.  A copy of that press release is hereby furnished as Exhibit 99.5 to this report on Form 6-K.

On April 12, 2012, the registrant also issued its consolidated financial statements and Management’s Discussion and Analysis for the period ended February 29, 2012.  Those documents are hereby filed as Exhibits 99.1 and 99.2, respectively, to this report on Form 6-K.

Item 9.01 Financial Statements and Exhibits.
The documents listed below as Exhibits to 99.1 -  99.4 are being filed with this report on Form 6-K and with the Securities and Exchange Commission:

Exhibit 99.1	Consolidated financial statements of the registrant for the three and six months ended February 29, 2012 (unaudited)

Exhibit 99.2	Management’s Discussion and Analysis of the registrant for the three and six months ended February 29, 2012

Exhibit 99.3	Certification of Chief Executive Officer pursuant to Canadian Law

Exhibit 99.4	Certification of Chief Financial Officer pursuant to Canadian Law

The document listed below as Exhibit 99.5 is being furnished, not filed, with this report on Form 6-K and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

Exhibit 99.5	Press release dated April 12, 2012 announcing the results of operations and financial condition of the registrant for the period ended February 29, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Postmedia Network Canada Corp. By: /s/ Douglas Lamb Douglas Lamb Chief Financial Officer

Date: April 12, 2012

EXHIBIT INDEX

Exhibit 99.1	Consolidated financial statements of the registrant for the three and six months ended February 29, 2012 (unaudited)

Exhibit 99.2	Management’s Discussion and Analysis of the registrant for the three and six months ended February 29, 2012

Exhibit 99.3	Certification of Chief Executive Officer pursuant to Canadian Law

Exhibit 99.4	Certification of Chief Financial Officer pursuant to Canadian Law

Exhibit 99.5	Press release dated April 12, 2012 announcing the results of operations and financial condition of the registrant for the period ended February 29, 2012.